FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

22 August 2013
GRUPO FINANCIERO HSBC TO SELL HSBC FIANZAS TO AFIANZADORA ASERTA

Grupo Financiero HSBC, S.A. de C.V. ('HSBC Mexico'), an indirect subsidiary of HSBC Holdings plc ('HSBC'), has entered into an agreement to sell HSBC Fianzas, S.A., its subsidiary which undertakes bonding and surety business, to Afianzadora Aserta, S.A. de C.V.

HSBC Fianzas S.A. had gross assets of approximately MXN544m (US$41m) at 30 June 2013.

The transaction, which is subject to regulatory approvals, is expected to complete in the first quarter of 2014. The sale represents further progress in the execution of the HSBC Group's strategy.

Media enquiries to Lyssette Bravo on+5255 5721 2888 or at Lyssette.Bravo@hsbc.com.mx

Note to editors:

HSBC Fianzas, S.A. is a direct subsidiary of Grupo Financiero HSBC, S.A. de C.V., one of the leading financial groups in Mexico with 1,021 branches, 6,350 ATMs and approximately 17,300 employees. For more information, visit www.hsbc.com.mx

Grupo Financiero HSBC is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 6,600 offices in 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and North Africa and with assets of US$2,645bn at 30 June 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                  Date: 22 August 2013